Exhibit 99.2

                           MERGER AGREEMENT



This Merger Agreement ("Agreement") is entered into as of June 2, 1999, between GALLOWAY-WIGGERS INSURANCE AGENCY, INC. ("GW"), GALLOWAY- CHANDLER-McKINNEY INSURANCE, INC. ("GCM"), GALLOWAY-CHANDLER-McKINNEY INSURANCE OF AMORY, INC. ("GCMA"), NAPIER INSURANCE AGENCY, INC. ( "NIA"), JAMES C. GALLOWAY, JR. ("Galloway"), KYLE CHANDLER INSURANCE AGENCY, INC. ("KCIA"), KYLE CHANDLER, III ("Chandler"), STEVE McKINNEY ("McKinney"), JACK CAMPBELL ("Campbell"), WILLIAM R. PHILLIPS, III ("WRP"), T. L. PHILLIPS ("TLP"), STEVE AND MARY MARGARET SWEDENBERG ("SS"), and CECIL VAUGHAN, JR. ("CV"), collectively referred to as "Acquisition Parties," NBC CAPITAL CORPORATION ("NBCCC") and the NATIONAL BANK OF COMMERCE, a National Banking Corporation, ("NBC"), a wholly owned and subsidiary of NBCCC.

WHEREAS, GW and KCIA own all of the outstanding stock in GCM, and GCM and Campbell own all of the outstanding stock in GCMA, and GCMA owns all of the outstanding stock in NIA, and Galloway, WRP, TLP, SS and CV own all of the outstanding stock in GW, and Chandler and McKinney own all of the outstanding stock in KCIA.

WHEREAS, the parties identified above have reached an agreement by the terms of which substantially all of the properties of GW and KCIA, and thereafter substantially all of the properties of GCM, will be merged into NBC in exchange for stock in NBCCC, and all of Campbell's stock in GCMA will be merged into NBC in exchange for stock in NBCCC, and the parties wish to commit the terms of that agreement to writing and wish to bind themselves to participate in and/or approve, as appropriate, the consummation of this agreement.

WHEREAS, the effect of the parties' agreement would be that immediately after the contemplated merger, NBC will own substantially all of the properties of GW, KCIA, GCM and GCMA.

IN CONSIDERATION of the premises, mutual covenants and promises contained herein, the parties agree and consent as follows:

                                ARTICLE 1

                 ACQUISITION OF STOCK AND PROPERTIES

1.1  Acquisition of Stock and Properties.    Subject to and upon the
terms and conditions set forth in this Agreement, Acquisition Parties will transfer, convey, assign and deliver to NBC, and NBC will acquire, at the Closing hereunder, the following properties, assets and businesses (and the assumption of liabilities as hereinafter provided) of the Acquisition Parties engaged in connection with the insurance business (the "Business"), such Assets being hereinafter referred to as the "Acquired Assets" in the following manner and sequence:

(a) NBC will acquire substantially all of the assets and business of GW (and the assumption of liabilities as hereinafter provided) in exchange solely for common stock of NBCCC in accordance with I.R.C.
Sec. 368(a)(1)(C).

(b) NBC will acquire substantially all of the assets and business of KCIA (and the assumption of liabilities as hereinafter provided) in exchange solely for common stock of NBCCC in accordance with I.R.C.
SEC. 368(a)(1)(C).

(c) Substantially all of the properties of GCM will be distributed to NBC pursuant to I.R.C. Sec. 332(b).

(d) all corporate stock of GCMA owned by Campbell will be acquired in exchange for NBCCC shares in a number determined according to paragraph 1.3, and NBC will receive Campbell's GCMA stock pursuant to I.R.C. Sec. 368(a)(1)(B).

(e) NIA shall be liquidated in accordance with I. R. C. Sec. 332(b) and its assets distributed to GCMA in complete redemption of all of its outstanding stock.

(f) GCMA shall be liquidated in accordance with I.R.C. Sec. 332(b) and its assets distributed to NBC in complete redemption of all of its outstanding stock.

(g) As a part of this transaction, the assets acquired by NBC shall be transferred to NBC Insurance Services, Inc., (NBCI) a wholly owned subsidiary of NBC pursuant to I.R.C. Sec. 368(a)(2)(C).

(h) The NBCCC stock will be distributed to the Acquisition Parties, as appropriate, upon dissolution of the corporations in which they hold stock.

The Acquired Assets shall be conveyed free and clear of all liabilities, obligations, liens and encumbrances excepting only those liabilities and obligations which are expressly assumed by NBC hereunder.

1.2  Assumption of Liabilities.    It is expressly acknowledged and agreed
that NBC will not assume and shall not be liable, either expressly or impliedly, for any of the obligations or liabilities of Acquisition Parties of any kind and nature other than those specifically assumed herein.

Acquisition Parties covenant and agree to satisfy or pay when due, all of the following liabilities:

(a) All outstanding receivables or loans to any shareholder ( or related parties ) from the corporations represented by the Acquired Assets.


1.3  Acquisition Values.

(a) In consideration of the transfer, conveyance, assignment and delivery of the substantially all Assets and Business to NBC, and in reliance upon the representations and warranties made herein by Acquisition Parties, at closing NBC will transfer to Acquisition Parties consideration as follows:

     (i)    To the Shareholders of GW:  the consideration of $3,134,000;


     (ii)   To the Shareholders of KCIA:  the consideration of $1,500,000;
            and

     (iii)  To the Shareholders of GCMA:  the consideration of $150,000.

(b) The consideration shall be payable by the transfer of the number of shares of stock in NBCCC, at a per share market value equal to the average closing price of NBCCC common stock as quoted by the Over-the-Counter bulletin board for the twenty (20) trading day period ending one day prior to Closing ("Market Price"), and rounded up to the next full share sufficient to satisfy the Acquisition Value. It is agreed that the Market Price shall be based upon an average which shall include at least five trades, and the trading period shall be extended back beyond twenty trading days as necessary to satisfy the five trade minimum, in which event the average shall be based upon all trades completed within the extended trading period. It is further agreed that any trades which shall be more than 20% greater, or more than 20% less, than the average of all trades during the trading period shall be excluded for purposes of determining the
Market Price.   However, in no event shall any fractional shares be
issued, and no party shall be entitled to dividends, voting rights or any other rights in respect to such fractional shares.

(c) The stock delivered to the shareholders, and other requirements, shall be in accordance with the requirements necessary for this transaction to be treated as a pooling of interests transaction for accounting purposes, applying generally accepted accounting principles, and all parties shall take the steps necessary to qualify the transaction as a pooling of interests.

(d) In the event Closing does not occur before September 30, 1999, as specified in 1.4, the consideration paid shall be modified based upon the last twelve (12) months ending with the last full calendar quarter prior to Closing. The consideration paid shall be an amount which, based upon the twelve (12) months net income as determined by Generally Accepted
Accounting Principles, (with adjustments noted <F1>) would generate a return on investment to NBC of seven percent (7%).

1.4  Closing.  The Closing shall take place at the offices of Gholson,
Hicks & Nichols, P.A., no later than September 30, 1999.   In the event
Closing does not occur within this period, the consideration paid shall be modified, according to the formula in paragraph 1.3(c). In the event either of the parties is entitled not to close on the scheduled date because a condition to the Closing has not been met (or waived by the party or parties entitled to waive it), such party may postpone the Closing from time to time, by giving at least five days prior notice to the other party, until the condition has been met (which all parties will use their best efforts to cause to happen), but in no event to a date later than twelve
(12) months following the execution of this Agreement.

1.4.1 Agreement. The parties shall diligently pursue, and as expeditiously as possible, execute Articles of Merger consistent with the provisions of this Agreement and shall use this Agreement and any amendments as provided for herein as the required Plan of Merger and satisfy the filing requirements of the state of Mississippi and other applicable law and regulations. Both parties shall agree to and take such action as may be necessary to qualify this transaction as a tax-free reorganization under Section 368 of the Internal Revenue Code and the regulations thereunder. Appropriate filings shall be made with regulatory agencies as required,, and/or such other forms and requirements as may be directed by any applicable regulatory authority.

1.4.2     Effective Time.     The effective date of the mergers
contemplated by this agreement shall be the time and date set forth in the articles of merger filed with the Mississippi Secretary of State and any related certificates required by any other law.

1.4.3     Effect.   On the effective date of the merger, the separate
existence of any merged corporations shall cease, and NBC shall succeed to all the rights, privileges, immunities, and franchises, and all the property, real, personal, and mixed, of the merged corporations, without the necessity for any separate transfer. NBC shall thereafter be responsible and liable for all liabilities and obligations of the merged corporations, and neither the rights of creditors nor any liens on the property of the merged corporations shall be impaired by the merger.


<F1> These adjustments to net income as determined by Generally Accepted
Accounting Principles, as necessary to determine the net return, include but are not limited to (a) rent expense paid to owners on agreements terminated at Acquisition, (b) directors' fees expense, (c) amortization associated with intangible assets with a remaining life of less than twelve
(12) months, (d) income tax expense at the NBC tax rate as if the Company, for reporting purposes, had been a Corporation (e) any nonrecurring income or expense, (f) extraordinary items, and (g) loss of contingency income which results from a natural disaster. In the event Acquisition Parties dispute the adjustments made by T. E. Lott & Company ("Lott"), then Acquisition Parties shall designate an accountant ("Designee"), and Lott and the Designee shall select a third, and the three shall resolve the issue by majority vote which shall be binding on the parties.


1.5  Obligations of Acquisition Parties at Closing; Further Acts and
Assurances.

(a) At the Closing, Acquisition Parties will deliver to NBC such good and sufficient instruments of conveyance, assignment and transfer, in form and substance reasonably satisfactory to NBC's counsel, as shall be effective to vest in NBC good and marketable title to the Acquired Assets and Business, including the right of NBC to continue to utilize any corporate name previously utilized in conjunction with the Business.

(b) At any time and from time to time after the Closing, at NBC's request and without further consideration, Acquisition Partners will execute and deliver (at NBC's cost and expense) such other instruments of sale, transfer, conveyance, assignment and confirmation and take such action as NBC may reasonably deem necessary or desirable in order to more effectively transfer, convey and assign to NBC, and to confirm NBC's title to all of the Acquired Assets and Business, to put NBC in actual possession and operating control thereof and to assist NBC in exercising all rights with respect thereto.


1.6  Obligations of NBC at Closing.

(a) At the Closing, NBC and Galloway will execute an Employment Contract in a form acceptable to NBC and Galloway.

1.7  Conversion of Shares.    The manner and basis of converting the shares
of the merged corporation into shares of NBCCC is as follows:

(a) Distribution and Dissolution. After the Closing, Acquisition parties will distribute the shares of NBCCC Common Stock pro rata among its stockholders as part of a complete winding up, liquidation and dissolution of Acquisition Parties in accordance with a Plan of Liquidation and Dissolution.

(b) Holders of certificates of common stock of the merged corporations shall not be entitled to dividends payable on shares of stock in NBCCC until certificates have been issued to such shareholders. Thereafter, each such shareholder shall be entitled to receive any dividends on shares of stock of NBCCC issuable to them hereunder that may have been declared and paid between the effective date of the merger and the issuance to such shareholder of the certificate for his shares in NBCCC.

1.8  Securities Laws.    The parties receiving shares of stock in NBCCC
acknowledge that issuance of the shares is subject to the securities laws of the United States and the State of Mississippi, and to the rules and regulations thereunder, and that such shares may not be resold or otherwise transferred except pursuant to such laws and regulations, all as more particularly described in the Investor Agreement attached as Exhibit A.


1.9  Mutual Understandings of the Parties.   To the extent necessary to do
so, the Acquisition Parties agree to dissolve the respective corporations. The parties acknowledge that GCM has no substantial assets or any liabilities, but functions solely in an administrative capacity for the benefit of its shareholders.

All of the proposed activities of the acquired business will be permissible banking activities permitted under 12 U.S.C. Sec. 92 and related interpretive letters. By virtue of its ownership NBC shall be empowered to prevent any of its enterprises from engaging in activities that do not meet the standards specified in 12 U.S.C. Sec. 92 and related interpretive letters.

1.10 NBC's Right to Revise the Structure of the Transaction. NBC shall have the unilateral right to revise the structure of the Merger in order to achieve tax benefits or for any other reason which NBC may deem advisable; provided, however, that NBC shall not have the right, without the approval of the Acquisition Parties, to make any revision to the structure of the Merger which (i) changes the amount of the consideration which the Acquisition parties are to receive as determined in the manner provided in this Agreement; (ii) changes the intended tax-free effect of the Merger, or
(iii) would permit NBC to pay the consideration other than by delivery of shares of NBC Common Stock. NBC may exercise this right of revision by giving written notice to the Acquisition parties.


                              ARTICLE 2

        REPRESENTATIONS AND WARRANTIES BY ACQUISITION PARTIES

Acquisition Parties hereby represent and warrant to NBC as follows:

2.1 Organization, Corporate Power and Qualification. Each of the corporations which are parties to this Agreement and the Acquisition Parties hereby jointly and severally warrant that each of the corporations which are parties to this Agreement in which the acquisition parties have any interest are duly organized, validly existing and in good standing under the laws of the State of Mississippi and are duly qualified to do business in each jurisdiction in which such corporation owns property or conducts business. The Acquisition Parties have the requisite power and authority necessary to own and operate the properties involved in this and contemplated transactions, to carry on business and enter into, deliver and carry out the transactions contemplated by this document.


2.2 Any disclosure, other document, schedule or financial statements provided by Acquisition Parties to NBC are true, complete and accurate, have been based upon the information contained in their books and records and present fairly their assets, liabilities and financial condition as at the respective dates thereof and the results of their operations for the periods ended at the respective dates thereof, in each case prepared in conformity with generally accepted accounting principles applied on a consistent basis throughout the periods involved and with prior periods. All notes and accounts receivable shown on the balance sheet of each entity involved in this transaction are valid receivables and current assets and are not subject to any valid counterclaim or set off. As of the Closing date, the Acquisition Parties will not have any liability whether accrued, contingent, unliquidated or otherwise, whether due or to become due and regardless of when asserted other than the liabilities set forth on the face of the latest balance sheet of any entity involved herein and current liabilities which have arisen after the date of the last balance sheet in the ordinary course of business and consistent with the past practices.

2.3 Absence of Certain Recent Changes. Except as expressly provided in this Agreement or as set forth on Schedule B and through the Closing Date, without the written consent of NBC, Acquisition Parties have not been and will not have taken any of the following actions that materially affect this transaction:

(a) except current liabilities for trade or business obligations incurred in connection with the purchase of goods or services in the usual and ordinary course of business, consistent with past practice, and in an amount which is usual and normally incurred, both individually and in the aggregate, any indebtedness or other liabilities (whether accrued, absolute, contingent or otherwise), guaranteed any indebtedness or sold any assets other than inventory in the normal course of business;

(b) suffered any damage, destruction or loss, whether or not covered by insurance;

(c) suffered the resignation or other termination of any management personnel of GW, KCIA or GCMA, or the material loss of or other termination of a material business relationship with any customers or suppliers of their business;

(d) except as provided in 8.3, increased the regular rate of compensation payable to any employee, other than normal merit and cost of living increases granted in the ordinary course of business; or increased such compensation by bonus, percentage, compensation service award or similar arrangement theretofore in effect for the benefit of any employees, and no such increase is required;

(e) established or agreed to establish, amended or terminated any pension, retirement or welfare plan or arrangement for the benefit of their employees not theretofore in effect;

(f) suffered any change in financial condition, assets, liabilities, operations, prospects or business or suffered any other event or condition of any character which individually or in the aggregate has or might reasonably have a material adverse effect on Acquisition Parties;

(g) had any change in the capitalization of GW, KCIA or GCMA, including, without limitation, the issuance by them of any shares of stock of any class, any subscriptions, options, warrants, convertible securities, rights, calls, agreements, commitments or rights affecting or relating in any manner whatsoever to any equitable interests in GW or GCMA;


(h) declared or paid any dividend or other distribution on any class of the capital stock of GW, KCIA or GCMA or purchased or redeemed any of its capital stock, provided however, a distribution can be made to shareholders as necessary to satisfy any tax liability resulting from the close of corporate business activity or shareholders' previously taxed earnings;

(i) failed to replenish its inventories and supplies in a normal and customary manner consistent with past practice and prudent business practice prevailing in the industry or made any purchase commitments in excess of normal, ordinary and usual for the business or at any price in excess of current market price or terms more onerous than customary in the industry or made any change in its selling, pricing, advertising or personnel practices inconsistent with prior practices and prudent business practices prevailing in the industry;

(j) unless mutually agreed ( orally or in writing ) by the parties, made any single capital expenditure which exceeded $3,000 or made aggregate capital expenditures which exceeded $25,000;

(k) permitted or allowed any of the Assets of GW, KCIA or GCMA (real, personal or mixed, tangible or intangible) to be subjected to any mortgage, pledge, lien, security interest, encumbrance, restriction or charge of any kind;

(l) written down the value of any of the Acquired Stock, or written off as uncollectible any notes or accounts receivable thereof;

(m) paid, discharged or satisfied any claims, liabilities or obligations (absolute, accrued, contingent or otherwise) other than in the usual and ordinary course of business;

(n) canceled any debts or waived any claims or rights whether or not in the usual and ordinary course of business;

(o) paid, lent or advanced any amount to, or sold, transferred or leased any properties or assets (real, personal or mixed, tangible or intangible) to, or entered into any agreement or arrangement with Acquisition Parties, except for reimbursement of ordinary and reasonable business expenses related to their business and compensation to officers at rates not exceeding the rates of compensation at the Balance Sheet Date, and except as provided in 8.3;

(p) amended, terminated or otherwise altered (whether by action or inaction) any contract, agreement or license to which GW, KCIA or GCMA is a party, or received any notice of termination or violation of the same;

(q) entered into a material transaction other than in the ordinary course of business or made any change in any method of accounting or accounting practice;

(r)  canceled, or failed to continue, insurance coverages; or


(s) become aware, and failed to disclose, of any conditions or contingencies which could cause the renewal income of the Acquisition Parties to be canceled or reduced;

(t) acquired, or agreed to acquire, any new companies or lines of insurance business.

(u) incurred any indebtedness outside the normal course of business without NBC approval.


2.4  Title to Properties.

(a) Acquisition Parties have good and marketable title to all of the Acquired Assets. None of such properties and assets are subject to any mortgage, pledge, lien, charge, security interest, encumbrance, restriction, lease, license, easement, liability or adverse claim of any nature whatsoever, direct or indirect, whether accrued, absolute, contingent or otherwise, except as expressly permitted by the terms hereof. The physical assets of the corporations are being transferred to the NBC "as is," "where is": and the Acquisition Parties make no representation or warranty regarding the condition or sufficiency of the physical assets of the Acquired Assets.

(B)  Campbell shall have clear ownership of his stock in GCMA.

2.5  Leasehold Property. Except as disclosed herein:

(a) Acquisition Parties enjoy peaceful and undisturbed possession of the leasehold real property located in Columbus, Mississippi, in West Point, Mississippi, in Amory, Mississippi, and in Aberdeen, Mississippi (collectively, the "Leasehold"), the legal descriptions which are attached as Schedule C. The use of the Leasehold in the Business do not currently violate any material existing zoning, building or use statutes, rules, ordinances or regulations of any federal, state, county or local entity, authority or agency the violation of which would have a material adverse effect on the Acquired Stock or the Business as it is presently conducted. Acquisition Parties have not received notice of any material violation of any law, zoning ordinance or regulation affecting the Leasehold and have not received any notice of nor has any knowledge of or information as to any existing or threatened condemnation or other legal action of any kind involving the Leasehold which may affect the value of the Leasehold. The use of the Leasehold, and the activities conducted thereon, have been, and are proper and in compliance with all material applicable laws, rules and regulations with proper permits and licenses.

(b) Other than the lease, there are no contracts, leases or agreements in effect with respect to the Leasehold of any kind or nature whatsoever.


(c) To Acquisition Parties' knowledge, there are no building use or deed restrictions relating to the Leasehold that are not of public record. To Acquisition Parties' knowledge, there are no structural defects in any buildings or improvements located on the Leasehold.

2.5.1     Personal Property Leases.     Acquisition Parties have provided
NBC with a list of all outstanding leases to which are a part of the Acquired Assets. To Acquisition Parties' knowledge, each lease is in full force and effect. The execution of this Agreement is not violative of the lease terms.

2.6 Execution, Delivery and Performance of Agreement; Authority. Neither the execution, delivery nor performance of this Agreement by Acquisition Parties will, with or without the giving of notice or the passage of time, or both, conflict with, result in a default, right to accelerate or loss of rights under, or result in the creation of any lien, charge or encumbrance pursuant to, any provision of Acquisition Parties' certificates of incorporation or bylaws or any mortgage, deed of trust, lease, license, agreement, law, rule or regulation or any order, judgment or decree to which Acquisition Parties are a party or by which the Acquired Assets may be bound or affected. Acquisition Parties have the full power and authority to enter into this Agreement and to carry out the transactions contemplated hereby, all proceedings required to be taken by Acquisition Parties to authorize the execution, delivery and performance of this Agreement and the agreements relating hereto have been properly taken and this Agreement and each document to be executed in connection herewith constitutes a valid and binding obligation enforceable in accordance with its terms against Acquisition Parties.

2.7 Assets Necessary to Business. Acquisition Parties presently have all material licenses and other agreements, necessary to operate the Business as currently operated, and have provided NBC with a list of the contracts in place.

2.8  Litigation.    Except as previously provided to NBC, there is no
claim, legal action, suit, arbitration, governmental investigation or other legal or administrative proceeding, nor any order, decree or judgment in progress, pending or in effect, or, to the knowledge of Acquisition Parties, threatened, against or relating to the Acquired Assets or the Business or relating to the transactions contemplated by this Agreement.


2.9  Compliance With Laws and Other Instruments.   Acquisition Parties have
complied with all material laws, rules, regulations, ordinances, orders, judgments and decrees now or hereafter applicable to the Business and the Acquired Assets, or operations as presently conducted, and have provided NBC with a list of such permits and licenses. That list is complete and current and sufficient to authorize all business now being conducted by the Acquisition Parties, all of which can be assigned to or renewed by NBC. Neither the ownership nor use of the Acquired Assets nor the conduct of the Business conflicts with the rights of any other person, firm or corporation or violates, or with or without the giving of notice or the passage of time, or both, will violate, conflict with or result in a default, right to accelerate or loss of rights under, any terms or provisions of its certificate of incorporation or bylaws as presently in effect, or any lien, encumbrance, mortgage, deed of trust, lease, license, Agreement, understanding, law ordinance, rule or regulation or any other, judgment or decree to which Acquisition Parties are a party or by which it may be bound or affected. Acquisition Parties are not aware of any proposed laws, rules, regulations, ordinances, orders, judgments, decrees, governmental takings, condemnations or other proceedings which would be applicable to its business, operations or properties and which might adversely affect the Acquired Stock or Business, either before or after Closing.

2.10 Taxes.    The Acquisition Parties have filed all tax returns and other reports required to be filed and each return or other report was correct and complete in all respects and the Acquisition Parties have paid all taxes due and owing by them whether or not shown on any such tax return and have withheld and paid over all taxes obligated to be withheld from amounts paid or owing to any employee, independent contractor, stockholder, creditor or other third party. No tax audits are pending or being conducted with respect to any acquisition party and there are no liens on any of the assets of the Acquisition Parties which have arisen in connection with any failure or alleged failure to pay any tax. No information related to tax matters has been requested by any taxing authority, and the Acquisition Parties have not received notice indicating an intent to open an audit or other review by any taxing authority. There are no unresolved disputes or claims concerning any tax liability.

2.11 Environmental Matters.   Except as disclosed herein:

(a) All material federal, state and local permits, licenses and authorizations required for the use and operation of the Acquired Assets have been obtained and are presently in effect.

(b) None of the Acquired Assets have been used by Acquisition Parties to handle, treat, store or dispose of any hazardous or toxic waste or substance, nor are any of the Acquired Assets, including all soils, groundwaters and surface waters located on, in or under the Acquired Assets, contaminated with pollutants or other substances which contamination may give rise to a clean-up obligation under any federal, state or local law, rules, regulation or ordinance, including, but not limited to, the federal Comprehensive Environmental Response, Compensation and Liability Act, 42 USC 9601 et sg., and the common law.

(c) There are no outstanding violations or any consent decrees entered against Acquisition Parties relating to the Business or the Acquired Assets regarding environmental and land use matters, including, but not limited to, matters affecting the emission of air pollutants, the discharge of water pollutants, the management of hazardous or toxic substances or wastes, or noise.

(d) There are no claimed, threatened or alleged violations with respect to any material federal, state or local environmental law, rule, regulation, ordinance, permit, license or authorization relating to the Business, and there are no present discussions relating to the Business with any federal, state or governmental agency concerning any alleged violation of environmental laws, rules, regulations, ordinances, permits, licenses, or authorizations.

(e) All operations conducted by Acquisition Parties on the Leasehold have been and are in compliance with all federal, state and local statutes, rules, regulations, ordinances, permits, licenses and authorizations relating to environmental compliance and control.

2.12 ERISA.

(a) Other than this Agreement or as described on contracts previously provided to NBC, the Acquisition Parties are not parties to any written or oral pension, profit sharing, stock option, employee stock purchase or other plan or arrangement providing for deferred or other compensation to employees or any other employee benefit, welfare or stock plan or arrangement; contracts pursuant to which the Acquisition Parties have advanced or agreed to advance or loan funds; assignment, license, indemnification or other contract; contract or agreement with respect to services rendered or goods sold or leased to or from others, or any other contract which is material to the business or involves a consideration in excess of $10,000.

(b) The Acquisition Parties have each performed all obligations required to be performed by any of them under each such contract listed in Schedule J, and to the best of each Acquisition Party's knowledge, no such Acquisition Party is in default with respect to any such contract or obligation.

2.13 Insurance.     All insurance policies or binders of Acquisition
Parties are valid, outstanding and enforceable and will continue to be valid, binding and enforceable through Closing.

2.14 Adverse Change.     Except as set forth and disclosed in schedules to
this Agreement, there has been no adverse material change in the assets or condition of any company involved in the Business since the date of the latest balance sheet.

2.15 No Finders or Brokers.   Acquisition Parties have not engaged any
finder or broker in connection with the transactions contemplated hereunder.

2.16 Disclosure.    No representations and warranties by the Acquisition
Parties and no statement in this Agreement or any document or certificate furnished or to be furnished to the parties pursuant hereto contains or will contain any untrue statement or omit or will omit to state a fact necessary in order to make the statements contained therein not misleading. Acquisition Parties have disclosed to NBC all facts known material to the Acquired Assets and Business. There are no facts known to the Acquisition Parties not yet disclosed which would adversely affect the Acquired Assets or future operation of the Business.

                            ARTICLE 3

              REPRESENTATIONS AND WARRANTIES OF NBC

NBC hereby represents and warrants as follows:

3.1 As a material inducement to the Acquisition Parties to enter into this Agreement, NBC hereby represents and warrants that it is a duly organized, validly existing national banking corporation in good standing under the laws of the United States and the states in which it does business. The bank has the requisite power and authority and all authorizations necessary to enter into, deliver and carry out its obligations pursuant to this Agreement and any transactions pursuant thereto to which it is or shall become a party. This Agreement and each transaction document related thereto to which NBC is or becomes a party shall constitute a valid and binding obligation of NBC which is enforceable in accordance with its terms and its execution and performance will not conflict with or result in a breach of the terms, conditions or provisions of any other agreement of which it is a party or a violation of any regulatory provision applicable to it.

3.2 Approval by the shareholders of NBCCC for this merger is not required because:

(a) The articles of incorporation of NBCCC will not differ from its articles before the merger;

(b) Each shareholder of NBCCC whose shares were outstanding immediately before the effective date of the merger will hold the same number of shares, with identical designations, preferences, limitations and relative rights, immediately after;

(c) The number of voting shares outstanding immediately after the merger, plus the number of voting shares issuable as a result of the merger (either by the conversion of securities issued pursuant to the merger or the exercise of right and warrants issued pursuant to the merger), will not exceed by more than twenty percent (20%) the total number of voting shares of NBCCC outstanding immediately before the merger; and

(d) The number of participating shares outstanding immediately after the merger, plus the number of participating shares issuable as a result of the merger (either by the conversion of securities issued pursuant to the merger), will not exceed by more than twenty percent (20%) the total number of participating shares outstanding immediately before the merger.

3.3  Disclosure.    No representations and warranties by the parties in
this Agreement and no statement in this Agreement or any document or certificate furnished or to be furnished to the parties pursuant hereto contains or will contain any untrue statement or omit or will omit to state a fact necessary in order to make the statements contained therein not misleading.

3.4  No Finders, or Broker.   Neither NBC, nor any party, officer or
director thereof, has engaged any finder or broker in connection with the transactions contemplated hereby.

                               ARTICLE 4

                           COVENANTS OF NBC

NBC hereby covenants and agrees as follows:

4.1  Information.   NBC shall promptly provide to Acquisition Parties any
information or documents reasonably requested by Acquisition Parties relating to the Business and the Acquired Assets.

4.2  Corporate Action.   NBC will take all necessary corporate and other
action and use its reasonable efforts to obtain all consents, approvals and amendments of agreements required of it to carry out the transactions contemplated by this Agreement and to satisfy the conditions specified herein.

4.3  Unusual Events.     Until the Closing Date, NBC shall supplement or
amend all relevant Schedules with respect to any matter thereafter arising or discovered which, if existing or known at the date of this Agreement, would have been required to be set forth or described in such Schedules; provided, however, that shall not be deemed to amend or supplement any Schedules or to prevent or cure any misrepresentation, breach of warranty or breach of covenant, unless agreed to in writing by these parties.

4.4 Each representation and warranty set forth in this Agreement and all information contained in any part of it on behalf of NBC will be true and correct as of the time of the anticipated merger as though then made except to such extent that NBC has advised the otherwise in writing prior to closing.

4.5  Handling of Documents.   With respect to information provided by
Acquisition Parties pursuant to this Agreement prior to the Closing, NBC agrees to keep all such information confidential which is not in the public domain, except to the extent that such information (i) becomes generally available to the public other than as a result of disclosure directly or indirectly by Acquisition Parties, (ii) was known by NBC on a non-confidential basis prior to disclosure to NBC by Acquisition Parties pursuant to this Agreement or (iii) becomes available to NBC on a non-confidential basis from a source (other than Acquisition Parties) which is entitled to disclose the same, and to exercise the same care in handling such information as it would exercise with similar information of its own.

4.6  Non-Disclosure.     NBC will keep confidential and not disclose to any
third party any information relating to the business of Acquisition Parties, whether acquired by NBC before or after the Closing Date, which Acquisition Parties haves not made generally available to the public.

                             ARTICLE 5

                 COVENANTS OF ACQUISITION PARTIES

Acquisition Parties hereby covenant and agree as follows:


5.1 The following Schedules A through C are attached hereto and incorporated in this Agreement by reference. The Acquisition Parties covenant that the information contained on such schedules is true and correct to the best of their knowledge and that any claims, liabilities or other information hereafter disclosed not included on these schedules shall require the acquisition parties to indemnify NBC and its affiliated companies from all claims, charges and expenses with respect to such undisclosed matters.

5.2 To the extent reasonably required for due diligence and any other bona fide business purpose, the Acquisition Parties will allow NBC, its agents, representatives and affiliates access to all business records and files concerning any business involved in the proposed acquisition.

5.3  Best Efforts to Secure Consents.   Acquisition Parties shall take such
actions and use their reasonable efforts to secure before the Closing Date all necessary consents and approvals, as well as licenses, required to carry out the transactions contemplated by the Agreement and to satisfy all other conditions precedent to the obligations of these parties.

5.4  Unusual Events.     Until the Closing Date, Acquisition Parties shall
supplement or amend all relevant Schedules with respect to any matter thereafter arising or discovered which, if existing or known at the date of this Agreement, would have been required to be set forth or described in such Schedules; provided, however, that shall not be deemed to amend or supplement any Schedules or to prevent or cure any misrepresentation, breach of warranty or breach of covenant, unless agreed to in writing by these parties.

                               ARTICLE 6

                   CONDITIONS PRECEDENT TO CLOSING

6.1 At closing, Acquisition Parties shall have acquired and maintained in full force and effect errors and omissions insurance coverage and other liability coverage of not less than $3,000,000 so as to insure both the Acquisition Parties and NBC from any future liabilities not disclosed in schedules to this Agreement. After Closing, the cost of that insurance shall be paid by NBC.

6.2 This agreement is further contingent upon (a) necessary corporate approvals (b) the completion and acceptance by NBC and the Acquisition Parties of a due diligence study to be made by the internal and independent auditors of NBC and contingent upon approval of all appropriate bank and bank holding company regulatory authority and the Mississippi Insurance Commissioner to permit NBC to market the insurance and related products of the Acquisition Parties on a state-wide basis in a manner reasonably acceptable to NBC.

6.3  Representations and Warranties True.    All of the representations and
warranties made by the parties contained in Articles 2 and 3 of this Agreement shall be true as of the date of this Agreement and shall be deemed to have been made again at and as of the date of Closing, and shall be true at and as of the date of Closing in all material respects; the parties shall have performed and complied in all material respects with all covenants and conditions required by this Agreement to be performed or complied with by them prior to or at the Closing.

6.4 This agreement is contingent upon the lease, upon terms satisfactory to all parties , of the Leasehold interest referred to in paragraph 2.5.

6.5  Authority.     All action required to be taken by or on the part of
the parties to authorize the execution, delivery and performance of this Agreement by the parties and the consummation of the transactions contemplated hereby shall have been duly and validly taken by any Board of Directors of the corporate parties.

6.6 Consents and Approvals. Each of the parties to any agreement or instrument under which the transactions contemplated hereby would constitute or result in a default or acceleration of obligations shall have given such consent as may be necessary to permit the consummation of the transactions contemplated hereby without constituting or resulting in a default or acceleration under such agreement or instrument, and any consents required from any public or regulatory agency or organization having jurisdiction shall have been given.

6.7 No Adverse Change. From the date of this Agreement until the Closing, the operations of the business of the parties shall have been conducted in the ordinary course of business consistent with past practice and, from the date of the disclosed Financial Statements until the Closing, no event shall have occurred or have been threatened which has or would have a material and adverse affect upon the financial condition, assets, liabilities, operations, prospects or business of the parties, and the parties shall have not sustained any loss or damage to their assets, whether or not insured, or activity that affects materially and adversely their ability to conduct their business or close this transaction.

6.8 Neither party hereto shall be subject to any order, decree, or injunction of a court or agency of competent jurisdiction which enjoins or prohibits the consummation of this Merger.

6.9  The parties shall have received an opinion of special tax advisor,
T. E. Lott & Company, to the effect that the transaction will be treated, and will qualify, as a tax-free reorganization and liquidation within the meaning of I.R.C. Sections 332(b) and 368(a); that no gain or loss will be recognized by Acquisition Parties on account of the conversion of its stock into NBC stock; and that the transaction contemplated shall be in accordance with the requirements necessary for this transaction to be treated and quality as a Pooling of Interest Transactions for accounting purposes applying GAAP.

6.10 Each beneficial owner of shares of stock of the Acquisition Parties shall have executed and delivered to NBCCC an Investor Agreement in the form attached as Exhibit A.

6.11 All permits, consent, waivers, clearances, approvals, and authorizations of all third parties and federal and state governmental bodies shall have been obtained in a form which is unconditional or which provides no conditions which would be unacceptable to either party, and all statutory waiting periods shall have expired.

6.12 Negotiation and execution of an employment contract between Galloway and NBC that is satisfactory to NBC and Galloway.




                               ARTICLE 7

                              TERMINATION

7.1 General Terms. Either party shall be entitled to terminate this Agreement in the event of a material misrepresentation contained in this Agreement or in any information supplied by Acquisition Parties to NBC prior to closing.

7.2  Optional Termination.    This Agreement may be terminated and the
transactions contemplated hereby abandoned at any time prior to the Closing Date, notwithstanding any formal approval by any party, as follows:

(a)  By mutual consent of the Acquisition Parties and NBC; or

(b) By any party, if any of the conditions set forth in Article 6 shall not have met by any other party; provided that no party shall be entitled to terminate this Agreement pursuant to this section if that party's willful breach of this Agreement has prevented the consummation of the transactions contemplated hereby.

(c) By either party upon receipt of shareholder or regulatory approval in a form which provides conditions which would be unacceptable to either party as provided for herein;

(d) By NBC in the event that prior to the Effective Time the proposed Merger is determined by applicable regulatory authority to be disqualified as a pooling of interest in accordance with GAAP;

(e) By Acquisition Parties in the event that prior to the Effective Time it is determined that the Merger will not qualify as a tax-free reorganization and exchange under I.R.C. Section 368(a) as determined by special tax counsel;

(f) By either party, if at the time of such determination there shall be a material adverse change in the financial condition of the other party from that set forth in the financial statements for the period ending December 31, 1998;

(g) By the non-breaching party in the event of a material breach in the provisions of this Agreement, and said breach has not been cured within 30 days of written notice by the non-breaching party to the other party setting out in specific detail the nature of the claimed material breach.

(h)  Upon denial of regulatory or shareholder approval.


7.3  Termination.        In the event this Agreement is terminated as
provided above, all parties shall return to all other parties all documents (and copies thereof in its possession) concerning the parties which have previously been delivered by the parties to one another; and none of the parties nor any of their respective partners, shareholders, directors, or officers shall have any liability to the other party for costs, expenses, loss of anticipated profits, consequential damages, or otherwise, except for any deliberate breach of any of the provisions of this Agreement.

                            ARTICLE 8

                        OTHER AGREEMENTS

8.1  Employee Matters.   Following the anticipated merger, the employees of
the Business shall become either employees or independent commission salesmen of NBCI. The employees shall become participants in the benefit programs for other NBC employees but coverage in the ESOP and defined benefit pension plan shall only be implemented at such time as may be initially agreed upon by the parties but within the twenty-four (24) months following the Closing, except as otherwise required by ERISA.

8.2 It is anticipated that upon the implementation of the proposed merger, the corporations represented by the Acquired Assets shall become ineligible to continue as "S" corporations. In that event, the present shareholders of each disqualified corporation shall be liable for and indemnify NBC with respect to all built-in gain taxes triggered by such ineligibility.

8.3 Except for the stock in Associated Insurors of Mississippi, Inc., which shall be retained, unless extended by agreement, prior to Closing, investments of GW in other companies are to be liquidated at or more than the stated value in accordance with the balance sheet of the company (as of the calendar year end preceding closing), as reviewed by Thomas, Kerby & Brown, Certified Public Accountants.

8.4 Any income tax liability which may subsequently arise from transactions prior to the merger shall be satisfied by the present shareholders of the acquired corporations.

                                ARTICLE 9

                             INDEMNIFICATION

9.1  Grant of Indemnity.

(a) Acquisition Parties hereby indemnify and agree to hold NBC harmless from, against and in respect of (and shall on demand reimburse NBC for):

(i) any and all loss, claim, liability, damage or expense (each a "Loss" and collectively, "Losses") suffered or incurred by NBC by reason of any untrue representation, breach of warranty or nonfulfillment of any covenant by Acquisition Parties;


(ii) any and all loss, liability or damage suffered or incurred by NBC in respect of or in connection with any liabilities of Acquisition Parties which are not Assumed Liabilities;

(iii) any and all debts, liabilities or obligations of Acquired Parties, direct or indirect, fixed, contingent or otherwise, which exist at or as of the date of the Closing hereunder or which arise after the Closing but which are based upon or arise from any act, transaction, circumstance, sale of goods or services, state of facts or other condition which occurred or existed on or before the date of the Closing, whether or not then known, due or payable, except for the Assumed Liabilities;

(iv) any and all actions, suits, proceedings, claims, demands, assessments, judgments, costs and expenses, including, without limitation, legal fees and expenses, incident to any of the foregoing or incurred in investigating or attempting to avoid the same or to oppose the imposition thereof, or in enforcing this indemnity.

(b) NBC hereby agrees to indemnify and hold Acquisition Parties harmless from, against and in respect of (and shall on demand reimburse them for):

(i) any and all loss, liability or damage resulting from any untrue representation, breach of warranty or nonfulfillment of any covenant or agreement by NBC contained herein or in any certificate, document or instrument delivered to Acquisition Parties hereunder;

(ii) any and all loss, liability or damage arising from or out of the Assumed Liabilities; and

(iii) any and all actions, suits, proceedings, claims, demands, assessments, judgments, costs and expenses, including, without limitation, legal fees and expenses, incident to any of the foregoing or incurred in investigating or attempting to avoid the same or to oppose the imposition thereof, or in enforcing this indemnity.


(c) Except as excused in writing by the parties, all representations and warranties contained herein will survive the execution and delivery of this Agreement and the consummation of transactions contemplated hereby, and the Acquisition Parties shall be liable to NBC for any claims or undisclosed liabilities for the period of any statute of limitations with respect to such liabilities. This liability will be joint and several. In the event that NBC receives notice of any such claim for which it believes the Acquisition Parties or any one of them may be liable, NBC shall thereupon give written notice to the party thought or claimed to be liable and that party or any other Acquisition Party involved shall have the duty and responsibility of defending or settling said claim. In such case, the indemnifying party shall keep NBC fully advised as to the status of any such claim and if at any time it appears within the reasonable judgment of NBC that such claim is not being defended or resolved so as to avoid the imposition of additional liability upon NBC, NBC may thereupon assume the defense or negotiated settlement of such claim and the Acquisition Party or parties responsible or against whom such claim is asserted shall be fully liable to NBC for all costs and expenses involved in the resolution of any such claim.

(d) Anything in this agreement to the contrary notwithstanding, the indemnity benefits granted in this section shall survive the Closing Date for a period equal to the statute of limitations applicable to the conduct for which indemnity is sought.

(e) Anything in this agreement to the contrary notwithstanding, no party shall be required to make payment for indemnification pursuant to this
Section 9.1 with respect to any Losses until such Losses exceed $5,000 in the aggregate, in which case such party shall be liable only for Losses arising from a breach of representation or warranty above $5,000. Notwithstanding anything to the contrary contained herein, no party shall be liable for indemnification hereunder in excess of $5,000,000.

(f) These indemnity provisions are subject to the qualifications contained in paragraph 10.17 of this Agreement.


                                ARTICLE 10

                              MISCELLANEOUS

10.1 Notices. All notices, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered in person or by certified mail, registered mail (postage prepaid) or by reputable overnight courier service (charges prepaid):

To Acquisition      James C. Galloway, Jr.
Parties:            Post Office Box 9670
                    Columbus, Mississippi  39705

To NBC:             Mr. Lewis F. Mallory, Jr.
                    National Bank of Commerce of Mississippi
                    Post Office Box 1187
                    Starkville, Mississippi  39760

or to such other address as either Acquisition Parties or NBC may designate by notice to the other.


10.2 Entire Agreement.   This Agreement and the Exhibits, schedules and
documents delivered pursuant hereto constitute the entire contract between the parties hereto pertaining to the subject matter hereof and supersede all prior and contemporaneous agreements, understandings, negotiations and discussions, whether written or oral, of the parties, and there are no representations, warranties or other agreements between the parties in connection with the subject matter hereof, except as specifically set forth herein. No supplement, modification or waiver of this Agreement shall be binding unless executed in writing by the parties to be bound thereby.

10.3 Governing Law. The validity and construction of this agreement shall be governed by the laws of the state of Mississippi, and the venue and jurisdiction of any action related to this agreement will be vested exclusively in the Federal courts of the state of Mississippi.

10.4 Legal Fees and Costs.    In the event either party elects to incur
legal expenses to enforce or interpret any provision of this Agreement, the prevailing party will be entitled to recover such legal expenses, including, without limitation, reasonable attorneys' fees, costs and necessary disbursements, in addition to any other relief to which such party shall be entitled.

10.5 Section Headings.   The Section headings are for reference only and
shall not limit or control the meaning of any provision of this Agreement.

10.6 Waiver.   No delay or omission on the part of any party hereto in
exercising any right hereunder shall operate as a waiver of such right or any other right under this Agreement.

10.7 Exhibits. All Exhibits, Appendices, schedules and documents referred to in or attached to this Agreement are integral parts of this Agreement as if fully set forth herein and all statements appearing therein shall be deemed to be representations. All items disclosed hereunder shall be deemed disclosed only in connection with the specific representation to which they are explicitly referenced.

10.8 Assignment.    Except as specified in this Agreement, either party
hereto may assign this Agreement, including an assignment by NBC to an affiliated company, and NBC or such affiliated company shall have the right to collaterally assign the rights of NBC respecting remedies in the event of breaches of Acquisition Parties' representations, warranties and covenants and rights of indemnification hereunder to any financial institution which finances its transactions.

10.9 Binding on Successors and Assigns. This Agreement shall inure to the benefit of and bind the respective heirs, administrators, successors and assigns of the parties hereto. Nothing expressed or referred to in this Agreement is intended or shall be construed to give any person other than the parties to this Agreement or their respective successors or permitted assigns any legal or equitable right, remedy or claim under or in respect of this Agreement or any provision contained herein, it being the intention of the parties to this Agreement that this Agreement shall be for the sole and exclusive benefit of such parties or such successors and assigns and not for the benefit of any other person.

10.10     Amendments.    This Agreement may be amended, but only in
writing, signed by all of the parties hereto.


10.11     Drafting Party.     The provisions of this Agreement, and the
documents and instruments referred to herein, have been examined, negotiated, drafted and revised by counsel for each party hereto and no implication shall be drawn nor made against any party hereto by virtue of the drafting of this Agreement.

10.12 Counterparts. This Agreement may be executed in any number of counterparts, by facsimile or other electronic means, each of which shall be an original, but all of which together shall comprise one and the same instrument.

10.13     Reproduction of Documents.    This Agreement and all documents
relating thereto, including without limitation, consents, waivers and modifications which may hereafter be executed, the Exhibits and documents delivered at the Closing, and financial statements, certificates and other information previously or hereafter furnished to Purchaser may be reproduced by Purchaser by any photographic, photostatic, microfilm, microcard, miniature photographic or other similar process and Purchaser may destroy any original documents so reproduced. Seller agrees and stipulates that any such reproduction shall be admissible in evidence as the original itself in any judicial or administrative proceeding (whether or not the original is in existence and whether or not such reproduction was made by Purchaser in the regular course of business) and that any enlargement, facsimile or further reproduction of such reproduction shall likewise be admissible in evidence.

10.14     Press Releases.     Neither NBC nor the Acquisition Parties shall
release information concerning this Agreement and the transactions contemplated hereby without the written consent of the other party. Each of the parties to this Agreement shall furnish to the others drafts of all releases prior to publication. Nothing contained in this Agreement shall prevent any party to this Agreement at any time from furnishing any information to any governmental body or agency.

10.15     Execution.     This Agreement may be executed and delivered by
facsimile, and will be effective upon receipt of such facsimile signatures, regardless of whether the original signatures are received by all parties.

10.16     Limitations.   William R. Phillips, III, and T. L. Phillips
execute this Agreement solely for the purpose of committing themselves to sell their ownership interest in GW, GCML, GCM and GCMA under the terms expressed in this Agreement, and disclaim any representations, warranties or covenants contained in Articles 2 and 5 of this Agreement and disclaim any obligations lofor indemnity as expressed in Article 9 hereof.

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the day and year first above written.




GALLOWAY-WIGGERS AGENCY, INC.

By:  /s/ James C. Galloway, Jr.
Its President


GALLOWAY-CHANDLER-McKINNEY
INSURANCE, INC.

By:  /s/ James C. Galloway, Jr.
Its President


GALLOWAY-CHANDLER-McKINNEY
INSURANCE OF AMORY, INC.

By:  /s/ Kyle Chandler, III
Its President


NAPIER INSURANCE AGENCY, INC.

By:  /s/ Jack Campbell
Its President


KYLE CHANDLER INSURANCE AGENCY, INC.

By:  /s/ Steve McKinney
Its President

/s/ James C. Galloway, Jr.
JAMES C. GALLOWAY, JR.

/s/ Kyle Chandler, III
KYLE CHANDLER, III

/s/ Steve McKinney
STEVE MCKINNEY

/s/ Jack Campbell
JACK CAMPBELL

/s/ William R. Phillips, III
WILLIAM R. PHILLIPS, III

/s/ T. L. Phillips
T. L. PHILLIPS

/s/ Steve Swedenberg
STEVE SWEDENBERG

/s/ Mary Margaret Swedenberg
MARY MARGARET SWEDENBERG


/s/  Cecil Vaughan, Jr.
CECIL VAUGHAN, JR.


NBC CAPITAL CORPORATION

/s/ Lewis F. Mallory, Jr.
Lewis F. Mallory, Jr.
Chairman of the Board and Chief Executive Officer


NATIONAL BANK OF COMMERCE

/s/ Lewis F. Mallory, Jr.
Lewis F. Mallory, Jr.
Chairman of the Board and Chief Executive Officer